Exhibit 99.1

June 3, 2011

Ms. Michelle Tan
ISS Proxy Advisory Services
67 Yonge Street
Toronto, Ontario M5E 1J8

Dear Ms. Tan:

RE: GAMMON GOLD INC. (THE “COMPANY”) PROXY ADVISORY REPORT

We are in receipt of your report dated May 25, 2011 in which you provide your recommendations with respect to the four management proposals to be voted upon at the next Annual and Special Meeting of the Company’s shareholders, to be held on June 9, 2011. Specifically, we note that you recommend that shareholders vote against the change of jurisdiction of the Company’s incorporation from Quebec to Ontario due to concerns with the proposed new by-laws of the Company. We would like to address each of these in turn below.

1. Quorum at Shareholder Meetings

You recommend setting a quorum requirement for shareholder meetings of at least two persons holding 25 % of the shares entitled to vote at the meeting. The Company’s proposed quorum for shareholder meetings remains unchanged; that is, quorum will consist of two shareholders present in person or by proxy and authorized to vote at the meeting. As a practical matter, this should not cause ISS concern, as at least 60% of shares typically have been represented at shareholder meetings in the past and in all cases more than 25% have been represented at shareholder meetings. Nevertheless, the Company will propose that the shareholder quorum requirement will be revised at the Company’s 2012 annual general meeting, to bring it in line with ISS recommendations.

2. Quorum at Board of Directors Meetings

You have recommended that a simple majority of directors be required to establish quorum for board of directors meetings. The new by-law proposes that where the board consists of 3, 4 or 5 directors, a majority of the directors constitute a quorum at a meeting of the board, otherwise, such a quorum consists of the next whole number not less than two-fifths (2/5) of the number of directors. The quorum is consistent with Ontario corporate law.

In any event, director attendance at past Board meetings has been excellent. For the last three fiscal years, the majority of directors have attended 100% of Board meetings (and no director has attended less than 81% of Board meetings). Attendance at board committee meetings has also been 100%. Although there is no basis for concern, at the Company’s 2012 annual general meeting the Company will propose that the quorum requirements for board meetings will be revised to a simple majority of directors.

3. Chair Having Casting Vote at Board Meetings

Please note that while the Company’s previous by-laws gave the Chair a second or casting vote on tie votes at board meetings, the proposed new by-laws have dropped this provision and are in line with ISS recommendations.

We hope that the foregoing adequately addresses any concerns that you may have regarding the proposed by-laws and the continuance of the Company in Ontario. Please do not hesitate to contact me if you have any further questions.

Yours truly,

/s/ Scott Perry
Scott Perry
Executive VP & Chief Financial Officer
Gammon Gold Inc.

1701 Hollis Street	Tel: (902) 468-0614
Founders Square, Suite 400	Fax: (902) 468-0631
Halifax, NS Canada B3J 3M8	Email:info@gammongold.com